UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 2)*

                                                            ATLAS ENERGY RESOURCES, LLC
(Name of Issuer)

          COMMON UNITS REPRESENTING CLASS B LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

                                                                                   049303 10 0
(CUSIP Number)

Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108
(412) 262-2830

with a copy to:

     Lisa Washington
Chief Legal Officer and Secretary
Atlas America, Inc.
1845 Walnut Street, Suite 1000
Philadelphia, PA 19103
                                                                                          (215) 546-5005
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                                                          April 27, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________________________________________________________________________

CUSIP NO. 049303 10 0                              13D                                                                                   Page 2 of [5] Pages
_________________________________________________________________________________________
1      NAME OF REPORTING PERSONS

                     Atlas America, Inc.
_________________________________________________________________________________________
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) ☐
        (b) ☐

_________________________________________________________________________________________
3      SEC USE ONLY
_________________________________________________________________________________________
4      SOURCE OF FUNDS*

                  OO
_________________________________________________________________________________________
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
_________________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
_________________________________________________________________________________________

7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	29,952,996 Class B Common Units of Atlas Energy Resources, LLC
8 SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

29,952,996 Class B Common Units of Atlas Energy Resources, LLC
	10	SHARED DISPOSITIVE POWER
-0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    29,952,996 Class B Common Units of Atlas Energy Resources, LLC
_________________________________________________________________________________________
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
_________________________________________________________________________________________
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    47.26%
_________________________________________________________________________________________
14     TYPE OF REPORTING PERSON*

                    CO
_________________________________________________________________________________________

* SEE INSTRUCTIONS

        This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as amended (the “Schedule 13D”), filed by Atlas America, Inc. (the “Reporting Person”) with respect to the common units representing Class B limited liability company interests (the “Common Units”) of Atlas Energy Resources, LLC (the “Company”). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds of Other Consideration.

Item 3 is hereby amended and supplemented by adding the following thereto:

        “The description of the Merger and the Merger Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. As described in Item 4 below, the funding for the Merger will consist of ATLS Common Stock and cash in lieu of fractional shares of ATLS Common Stock.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and replaced in its entirety with the following:

        “On April 27, 2009, the Reporting Person, the Company and certain other subsidiaries of the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a Delaware limited liability company to be formed as a wholly owned subsidiary of the Reporting Person will, subject to the terms and conditions of the Merger Agreement, merge (the “Merger”) with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of the Reporting Person. Subject to the terms and conditions of the Merger Agreement, if the Merger is completed, each outstanding Common Unit of the Company, other than Common Units owned by the Reporting Person and its subsidiaries, will be cancelled and converted into the right to receive 1.16 (the “Exchange Ratio”) shares of ATLS Common Stock. Notwithstanding the foregoing, no fractional share of ATLS Common Stock shall be issued in the Merger, and each holder of Common Units who would otherwise have been entitled to receive a fraction of a share of ATLS Common Stock shall receive, in lieu thereof, cash (without interest and rounded up to the nearest whole cent) in an amount equal to the product of (1) the closing sale price of the shares of ATLS Common Stock on NASDAQ on the trading day immediately preceding the date on the completion of the Merger and (2) the fraction of a share of ATLS Common Stock that such holder would otherwise be entitled to receive.

        Upon consummation of the Merger, the Company will become a wholly owned subsidiary of the Reporting Person, and the Common Units of the Company will cease to be listed on the New York Stock Exchange and be eligible for termination of registration pursuant to Section 12(g)(4) of the U.S. Securities Exchange Act of 1934, as amended. Each of the Reporting Person and the Company also agreed in the Merger Agreement that from the date of the Merger Agreement until the earlier of the completion of the Merger or termination of the Merger Agreement, it shall not declare, set aside, make or pay any dividend or other distribution, payable in cash, units, stock, property or otherwise, with respect to any of its equity interests.

        The completion of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including (1) approval of the issuance of ATLS Common Stock in the Merger by the affirmative vote of the holders of a majority of the shares of ATLS Common Stock voted at a stockholders’ meeting, (2) approval of an amendment to the ATLS Certificate of Incorporation to increase the authorized number of ATLS Common Stock to enable the issuance of ATLS Common Stock in the Merger by the affirmative vote of the holders of a majority of the outstanding shares of ATLS Common Stock, (3) approval of the Merger and the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Common Units, (4) consent of the lenders for the Merger under the Credit Agreement, dated as of June 29, 2007, and the related loan documents, among the Company, as parent guarantor, Atlas Energy Operating Company, LLC, as borrower, and the agents and lenders thereunder, and (5) other customary closing conditions.

     The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is attached hereto as Exhibit C, and is incorporated herein by reference. On April 27, 2009, the Reporting Person and the Company issued a joint press release announcing the execution of the Merger Agreement and the transactions contemplated thereby. A copy of the press release is attached hereto as Exhibit D, and is incorporated herein by reference.

     Completion of the Merger would result in virtually all of the items enumerated in Item 4 of Schedule 13D occurring to some degree. Except as set forth in this Item 4 or as contemplated by the Merger Agreement, the Reporting Person does not currently have any plan or proposal that relate to or would result in the items enumerated in Item 4 of Schedule 13D.

Additional Information About the Merger

     In connection with the Merger between the Reporting Person and the Company, the Reporting Person expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of the Reporting Person and the Company, which will also constitute a prospectus of the Reporting Person. Each of the Reporting Person and the Company will mail the joint proxy statement/prospectus to their respective equityholders.

     INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

     Investors may obtain free copies of the joint proxy statement/prospectus when it becomes available, as well as other filings containing information about the Reporting Person and the Company, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by the Reporting Person may be obtained free of charge by directing such request to: Investor Relations, Atlas America, Inc., Westpointe Corporate Center One, 1550 Coraopolis Heights, Moon Township, PA 15108, (412) 262-2830. These documents may also be obtained for free from the Reporting Person’s Investor Relations website at www.atlasamerica.com. The documents filed with the SEC by the Company may be obtained free of charge by directing such request to: Investor Relations, Atlas Energy Resources, LLC, Westpointe Corporate Center One, 1550 Coraopolis Heights, Moon Township, PA 15108, (412) 262-2830. These documents may also be obtained for free from the Company’s Investor Relations website at www.atlasenergyresources.com.

     The Reporting Person, the Company and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the Merger and the other transactions contemplated by the Merger Agreement. Information regarding the Reporting Person’s directors and executive officers is available in the Reporting Person’s proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on May 8, 2008, and information regarding the Company’s directors and executive officers is available in the Company’s proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on May 8, 2008. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

     This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following thereto:

     “The description of the Merger Agreement and the Merger set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit C:	Agreement and Plan of Merger, dated as of April 27, 2009, by and among Atlas Energy Resources, LLC, Atlas
America, Inc., Atlas Energy Management, Inc. and Merger Sub, as defined therein, filed as Exhibit 2.1 to the
Company’s Form 8-K, filed with the Securities and Exchange Commission on April 27, 2009.

Exhibit D:	Joint Press Release, dated April 27, 2009, Announcing Execution of the Merger Agreement, filed as Exhibit 99.3 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on April 27, 2009.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:      April 27, 2009

ATLAS AMERICA, INC.

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Chief Legal Officer and Secretary